UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BLACKROCK SENIOR FLOATING RATE FUND II, INC.
(Name of Subject Company (Issuer))

BLACKROCK SENIOR FLOATING RATE FUND II, INC.
(Name of Filing Person(s) (Issuer))

SHARES OF COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

09252W105
(CUSIP Number of Class of Securities)

Anne F. Ackerley
BlackRock Senior Floating Rate Fund II, Inc.
100 Bellevue Parkway
Wilmington, Delaware 19809
1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square, New York, NY 10036-6522

August 25, 2010
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $31,274,000(a)	Amount of Filing Fee: $2,229.84(b)

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.
(b)	Calculated at $71.30 per $1,000,000 of the Transaction Valuation.
[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,229.84
Form or Registration No.:  Schedule TO, Registration No. 005-56567
Filing Party:  BlackRock Senior Floating Rate Fund II, Inc.
Date Filed:  August 25, 2010

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [  ]

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 25, 2010 by BlackRock Senior Floating Rate Fund II, Inc. (the "Fund”) in connection with an offer (the "Offer") by the Fund to purchase up to 3,800,000 of its issued and outstanding shares from the stockholders of the Fund on the terms and subject to the conditions set forth in the Combined Offer to Purchase filed as Exhibit (a)(l)(ii) to the Statement.  The information in the Statement is incorporated herein by reference in this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment should be read together with the Statement.  Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

Item 6. Purposes of the Transaction and Plans and Proposals.

The information set forth in Item 6(c) is hereby amended and restated in its entirety as follows:

(c) Reference is hereby made to Section 9 “Source and Amount of Funds” of the Combined Offer to Purchase, which is incorporated herein by reference.  The Fund is currently engaged in a public offering, from time to time, of its Shares.  The Fund is a “feeder” fund that invests its assets in the Master LLC.  The Master LLC has the same investment objective and strategies as the Fund.  All investments are made at the Master LLC level.  This structure is sometimes called a “master/feeder” structure.  As of the filing date of this Amendment, except for the reorganization described in the paragraph below and the transactions contemplated thereby, the Boards of the Fund and the Master LLC have not approved or authorized any other plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or the Master LLC; (2) a purchase, sale or transfer of a material amount of assets of the Master LLC; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of directors or management of the Fund or the Master LLC, including but not limited to, any plans or proposal to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s or the Master LLC’s corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (the "1940 Act");  (6) any class of equity securities of the Fund or the Master LLC to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund or the Master LLC becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s or the Master LLC’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the Master LLC or the disposition of securities of the Fund or the Master LLC; or (10) any changes in the Fund’s or the Master LLC’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund or the Master LLC.

The Boards of the Fund, Senior Floating Rate I and BlackRock Funds II have approved the reorganizations of each of the Fund and Senior Floating Rate I (each, a "Target Fund" and collectively, the "Target Funds") into the BlackRock Floating Rate Income Portfolio (the "Floating Rate Income Portfolio"), a series of BlackRock Funds II (each, a "Reorganization" and collectively, the "Reorganizations").  The Floating Rate Income Portfolio will be the surviving fund after each Reorganization.  In each Reorganization, the Floating Rate Income Portfolio, as the acquiring fund, would acquire substantially all of the assets of the applicable Target Fund in exchange for shares of beneficial interest of the Floating Rate Income Portfolio and the assumption by the Floating Rate Income Portfolio of substantially all of the liabilities of such Target Fund.  The aggregate net asset value of the shares that shareholders of a Target Fund will receive in its respective Reorganization is expected to equal the aggregate net asset value of the shares that shareholders of the Target Fund owned immediately prior to the Reorganization, and shareholders of the Target Fund will not be diluted as a result of the completion of its respective Reorganization or both Reorganizations.  Shareholders will recognize no gain or loss for Federal income tax purposes as a result of the Reorganizations, as each Reorganization is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.  Shareholders of a Target Fund will not pay any sales charges or early withdrawal charges in connection with its respective Reorganization.  In addition, shareholders of a reorganizing Target Fund will not be subject to their Target Fund's early withdrawal charges nor will they be subject to contingent deferred sales charges or redemption fees upon the sale of shares of the Floating Rate Income Portfolio that they receive in their respective Reorganization (including shares purchased pursuant to a dividend reinvestment plan that are attributable to shares received in connection with the respective Reorganization).

In approving the Fund's Reorganizations, the Board of the Fund considered, among other things, the Fund’s investment objective, investment strategies, risk factors, net asset value performance, portfolio management team, distribution yield and earnings, expenses and certain structural differences between the Fund and the Floating Rate Income Portfolio, including that the Floating Rate Income Portfolio, as an open-end fund, offers shareholders daily liquidity for its shares.  The investment objectives, policies and strategies of the Fund, Senior Floating Rate II and the Master LLC are similar and compatible to those of the Floating Rate Income Portfolio.

The Floating Rate Income Portfolio is a diversified open-end fund that is managed by the current investment adviser of the Master LLC and pursues an investment objective and has investment policies and strategies that are similar to that of the Fund and the Master LLC.  BlackRock Advisors, LLC currently serves as the investment adviser of the Master LLC and of the Floating Rate Income Portfolio and will continue to serve as the Floating Rate Income Portfolio's investment adviser after the completion of each Reorganization.  In addition, BlackRock Financial Management, Inc., the current sub-adviser of the Master LLC, currently serves as the sub-adviser of the Floating Rate Income Portfolio and will continue to serve as the Floating Rate Income Portfolio's sub-adviser after the completion of each Reorganization.

If approved by stockholders, it is currently expected that each Reorganization will be concluded in the first quarter of 2011, subject to regulatory requirements and customary closing conditions being satisfied.  Following the completion of the Fund's Reorganization, the Fund would be dissolved under Maryland law and be deregistered as an investment company under the 1940 Act.

In connection with the Reorganizations, the Board of the Master LLC approved the liquidation and dissolution of the Master LLC and the distribution of its assets in the event one or both of the Reorganizations are approved by shareholders.

Item 12.  Exhibits.

Item 12 is hereby amended and supplemented to include the following exhibit:

(a)(5)(viii)                       Press release issued by the Fund and dated September 17, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

BLACKROCK SENIOR FLOATING RATE FUND II, INC.
By:	/s/ Jay M. Fife
Name:	Jay M. Fife
Title:	Treasurer

Date:  September 17, 2010

EXHIBIT INDEX

Exhibit
(a)(5)(viii)	Press release issued by the Fund and dated September 17, 2010.